Towngas
The Hong Kong and China Gas Company Limited

04 MAR 29 AM 7:21

16 March 2004

Our ref: CS/G[redacted]

04010986

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Street, NW
Washington DC 20549
U.S.A.

BY REGISTRED MAIL

Dear Sirs

PROCESSED
APR 06 2004
THOMSON FINANCIAL

SUPPL

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting to you the following for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934:-

1. Press Release issued on 11 March 2004;

2. A copy of the newspaper advertisement on 12 March 2004 in respect of the Preliminary Announcement of 2003 Annual Results and Chairman's Statement;

3. A copy of the Company's Preliminary Announcement of 2003 Annual Results to the Listing Division of The Stock Exchange of Hong Kong Limited.

A copy of 2003 Annual Report will be sent to you once available.

Thank you for your attention.

Yours faithfully

dlw 4/5

Gabriel Li
Corporate Services Manager

GL/pl

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

Towngas
The Hong Kong and China Gas Company Limited

Press Release

FOR IMMEDIATE RELEASE

Towngas' 2003 Annual Profit HK$3,051 Million

* * *

Final Dividend Amounts to HK 23 Cents

(HONG KONG, MARCH 11, 2004) – The Hong Kong and China Gas Company Limited ("Towngas") today announced its audited consolidated results for the year ended December 31, 2003. Total gas sales volume in Hong Kong rose by 1.4 per cent over the previous year. Profit attributable to shareholders for the year was HK$3,051 million, an increase of HK$3 million as compared with 2002. As there were share repurchases during 2003, earnings per share increased from HK 53.6 cents for 2002 to HK 53.9 cents for 2003.

The Directors recommend a final dividend of HK 23 cents per share payable to shareholders whose names are on the Register of Members as of April 23, 2004. Including the interim dividend of HK12 cents per share paid on October 20, 2003, the total dividend payout for the whole year shall be HK 35 cents per share. Barring unforeseen circumstances, the forecast dividends per share for 2004 shall not be less than that for 2003.

During the year under review, the Group further invested HK$677 million in pipelines and facilities. As at the end of 2003, the number of customers reached 1,520,166, an increase of 49,428 over 2002.

The Group continues to expand its foothold on the mainland and invest in natural gas projects as a long-term strategic priority for its core business development. China's entry into the World Trade Organization is boosting prosperity of the national economy leading to an increasing need for energy, in particular a surge in the demand for clean fuel. As the laying of natural gas trunklines is in progress, a national policy to improve the energy mix has been gradually implemented in cities nationwide. By encouraging the construction of natural gas infrastructure, the government strives to promote the use of natural gas to replace polluting fuels such as coal and heavy oil to enhance urban air quality. This national policy favours expansion of the Group's core business on the mainland. Since the fourth quarter of 2003, the West-to-East gas pipeline has gradually started supplying natural gas to East China and this will soon extend to the Group's city piped-gas projects in Jiangsu, Anhui, etc., helping to drive rapid growth in commercial, industrial and residential gas consumption. Other areas will also be supplied with natural gas from 2005 onwards.

In 2003, the Group particularly focused on developing its mainland business within the economically prosperous regions of Guangdong, East China, Shandong and Central China where natural gas supply is imminent and achieved good progress. The Group has thus far concluded 24 city piped-gas joint venture projects on the mainland, including those in large-scale cities such as Shenzhen, Nanjing, Wuhan and Jinan. The Group's mainland joint ventures have been operating well and are gaining a

reputation for safe operation and provision of quality services which is enhancing the Group's standing with municipal governments and local citizens and creating substantial positive media publicity.

In line with the Group's development strategy, its investment holding company, Hong Kong & China Gas Investment Limited, established in Shenzhen, Guangdong Province in early 2002, manages the Group's mainland businesses and is playing an important role in ensuring the effective development of its joint ventures. Following the arrival of natural gas in various mainland regions, the Group will continue to negotiate with more cities for prime piped-gas joint ventures taking into consideration of the economic development of the cities.

The spread of Severe Acute Respiratory Syndrome (SARS) in Hong Kong, starting in mid-March 2003 and lasting for over three months, had a devastating impact on different business sectors due to the drastic fall in the number of inbound visitors and fragile local consumer sentiment. Although there was a rise in residential gas sales, the impact of the SARS outbreak on the restaurant and hotel sector led to a fall in commercial and industrial gas sales. As a result, overall gas sales volume for the year was lower than expected. To bring relief to the restaurant and hotel sector in Hong Kong, the Group allowed this sector to apply for an extension of the credit payment period for two months for the period from May through July 2003. The response to this was favourable with about 3,000 customers benefiting from this measure, involving a combined bill amount totalling about HK$200 million. In partnership with the Hong Kong Catering Industry Association, the Group also sponsored HK$2 million for a four-month programme to promote hygiene in restaurants so as to revive consumer confidence in dining out. Business for the restaurant and hotel sector has since improved following the containment of the SARS outbreak and removal of Hong Kong from the list of infected areas by the World Health Organization in late June 2003. During the second half of 2003, revival was further boosted due to the positive impact on Hong Kong's economy following the signing of the Closer Economic Partnership Arrangement between the mainland and Hong Kong and the implementation of a new mainland policy which allows residents from Guangdong, Beijing and Shanghai to visit Hong Kong in an individual capacity.

Paralleling Hong Kong's development, several substantial pipelaying projects are at the planning stage or are currently underway. Construction of a 3,500 kPa 750 mm-diameter transmission pipeline in the eastern New Territories is progressing smoothly. Pipelaying work for the extension of gas supply to an international theme park at Penny's Bay on Lantau Island commenced in March 2002 and is scheduled for completion in April 2004. Gas sales in Hong Kong are expected to increase once this theme park opens.

The Group gives high priority to quality management, customer services and enhancement of shareholder value, all of which have consistently won us public recognition, both abroad and locally. In 2003, the Group continued to be rated as one of Hong Kong's top ten leading companies in the Far Eastern Economic Review's survey of Asian businesses. The Group was also rated as one of the top ten companies in Yazhou Zhoukan's 2003 Chinese Business 500 listing and retained fifth ranking for Hong Kong. The Group has always promoted an innovative culture and provided customers with creative products and services. In 2003, Towngas Avenue won the Innovation Grand Award in the 2003 Hong Kong Awards for Services organized by the Hong Kong General Chamber of Commerce. The Group also won the Gold Award for "Most Effective Use of Corporate Identity, Product Design and Packaging" in the Asian Brand Marketing Effectiveness Awards organized by MEDIA magazine in 2003.

The Group has a 15 per cent interest in the Airport Railway Hong Kong Station project. Phase One office tower and shopping mall have been leased out. Phase Two comprises the 88-storey Two

International Finance Centre office tower, which was completed in the second quarter of 2003; fourteen floors have been sold to the Hong Kong Monetary Authority for HK$3,699 million and the leasing of the remaining floors is progressing well. Phase Two shopping mall was launched commercially in October 2003. IFC Mall has attracted a variety of international brand names and is the largest shopping and entertainment hub in Hong Kong's downtown, Central District. The project's six-star hotel tower and service apartment tower, both to be managed by Four Seasons Hotels and Resorts, are scheduled for completion by the end of 2004.

The Group has a 50 per cent interest in the Sai Wan Ho Ferry Concourse Development project. Construction of the superstructure, now in progress, is expected to be completed in 2005. Residential buildings with a total gross floor area of approximately 1.4 million square feet are being developed.

The Ma Tau Kok South Plant site is being developed into five residential apartment buildings, providing approximately 2,000 units, with a residential floor area of approximately 980,000 square feet and a total floor area exceeding 1.1 million square feet. Foundation work has already been completed; construction of the superstructure is now in progress. The project is due for completion in 2006.

The number of employees engaged in the town gas business was 1,986 as at the end of 2003; the number of customers increased by about 49,000 compared with 2002. Overall productivity rose by 3.5 per cent.

Hong Kong's economy has been relatively sluggish in recent years. To ease financial burden on customers, the Group has kept its gas tariff and monthly maintenance charge at 1998 levels throughout this period. The Group's success in cost control and productivity enhancement has helped alleviate the impact of this price freeze on business results. The Group will continue to expand and diversify into new markets to enhance business growth. The gradual improvement of Hong Kong's economy and a revival of local consumer sentiment are expected to benefit the Group's business development.

The Company expects an increase of about 3 per cent in gas sales volume and an addition of about 48,000 new customers in 2004. The Board of Directors looks forward to yet another year of steady growth in 2004.

- end -

Encl.: Final results for 2003 with comparative figures for 2002

March 11, 2004

Issued by A-World Communications Ltd. on behalf of The Hong Kong and China Gas Co. Ltd.

For press enquiries, please contact: -
Ms. Judy Chan / Mr. John Ho
The Hong Kong and China Gas Company Limited
Tel : 2963 3488
Fax : 2516 7368

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

The Hong Kong and China Gas Company Limited

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

PRELIMINARY ANNOUNCEMENT OF 2003 ANNUAL RESULTS

The Directors have pleasure in presenting a summary of audited results of the Group for the year ended 31st December 2003 with comparative figures for the previous corresponding year as follows:

	Note	**2003 HK$ Million**	As restated 2002 HK$ Million
Turnover	1	**7,288.8**	6,878.0
Operating Profit before Returns on Investments	2	**3,274.1**	3,384.3
Investment Income		**148.9**	79.2
Interest Income		**74.5**	123.5
Interest Expense		**(5.5)**	(4.8)
Share of Profits less Losses of Associated Companies		**300.3**	(1.2)
Share of Profits less Losses of Jointly Controlled Entities		**7.4**	-
Profit before Taxation		**3,799.7**	3,581.0
Taxation	3	**(735.2)**	(523.7)*
Profit after Taxation		**3,064.5**	3,057.3*
Minority Interests		**(13.6)**	(9.6)*
Profit Attributable to Shareholders		**3,050.9**	3,047.7*
Dividends	4	**1,975.2**	1,991.8
Earnings per Share, HK cents	5	**53.9**	53.6*
Town Gas Sold in Hong Kong, million MJ		**27,001.9**	26,640.8
Number of Customers in Hong Kong as at 31st December		**1,520,166**	1,470,738

* *Adjusted for the revised SSAP12 "Income Taxes"*

The Hong Kong and China Gas Company Limited

Notes:

1. Turnover

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong which accounts for more than 90 per cent of the Group's turnover and trading results. Accordingly, no segmental analysis is presented. Turnover comprises the following:

	2003 HK$ Million	2002 HK$ Million
Gas Sales before Fuel Cost Adjustment	**5,940.0**	5,792.9
Fuel Cost Adjustment	**184.7**	(126.2)
Gas Sales after Fuel Cost Adjustment	**6,124.7**	5,666.7
Equipment Sales	**759.3**	857.6
Maintenance and Services	**231.0**	231.3
Other Sales	**173.8**	122.4
	7,288.8	6,878.0

2. Operating Profit before Returns on Investments

	2003 HK$ Million	2002 HK$ Million
Turnover	**7,288.8**	6,878.0
Less Expenses:		
Stores and Materials Used	**(2,185.4)**	(1,803.3)
Manpower Costs	**(708.7)**	(709.2)
Depreciation	**(440.8)**	(415.4)
Other Operating Items	**(679.8)**	(565.8)
Operating Profit before Returns on Investments	**3,274.1**	3,384.3

3. Taxation

	2003 HK$ Million	2002 HK$ Million
The amount of taxation charged to the consolidated Profit and Loss Account represents:		
Company and subsidiaries		
Current taxation - Provision for Hong Kong Profits Tax at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the year	**565.7**	515.5
Current taxation - Under/ (Over) provision in prior years	**33.1**	(26.3)
Deferred taxation relating to the origination and reversal of temporary differences	**40.2**	34.5
Deferred taxation resulting from the increase in tax rate from 16% to 17.5%	**73.2**	-
	712.2	523.7
Share of taxation attributable to:		
Associated companies	**15.7**	-
Jointly controlled entities	**7.3**	-
	735.2	523.7

4. Dividends

	2003 HK$ Million	2002 HK$ Million
Interim Dividend — HK 12 cents paid (2002: HK 12 cents) per share	**677.2**	682.9
Final Dividend — Proposed HK 23 cents (2002: HK 23 cents) per share	**1,298.0**	1,308.9
	1,975.2	1,991.8

5. Earnings Per Share

The calculation of earnings per share is based on the profit attributable to shareholders of HK$3,050.9 million (2002: HK$3,047.7 million) and the weighted average of 5,655,604,405 shares in issue (2002: 5,690,976,905 shares) after adjusting for the shares repurchased (2002: the shares repurchased and bonus issue) during the year.

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

The Asian Wall Street Journal 12 March 2004

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

PRELIMINARY ANNOUNCEMENT OF 2003 ANNUAL RESULTS

The Directors have pleasure in presenting a summary of audited results of the Group for the year ended 31st December 2003 with comparative figures for the previous corresponding year as follows:

	Note	2003 HK$ Million	As restated 2002 HK$ Million
Turnover	1	7,288.8	6,878.0
Operating Profit before Returns on Investments	2	3,274.1	3,384.3
Investment Income		148.9	79.2
Interest Income		74.5	123.5
Interest Expense		(5.5)	(4.8)
Share of Profits less Losses of Associated Companies		300.3	(1.2)
Share of Profits less Losses of Jointly Controlled Entities		7.4	–
Profit before Taxation		3,799.7	3,581.0
Taxation	3	(735.2)	(523.7)*
Profit after Taxation		3,064.5	3,057.3 *
Minority Interests		(13.6)	(9.6)*
Profit Attributable to Shareholders		3,050.9	3,047.7 *
Dividends	4	1,975.2	1,991.8
Earnings per Share, HK cents	5	53.9	53.6 *
Town Gas Sold in Hong Kong, million MJ		27,001.9	26,640.8
Number of Customers in Hong Kong as at 31st December		1,520,166	1,470,738

* *Adjusted for the revised SSAP12 "Income Taxes"*

Notes:

1. **Turnover**

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong which accounts for more than 90 per cent of the Group's turnover and trading results. Accordingly, no segmental analysis is presented. Turnover comprises the following:

	2003 HK$ Million	2002 HK$ Million
Gas Sales before Fuel Cost Adjustment	5,940.0	5,792.9
Fuel Cost Adjustment	184.7	(126.2)
Gas Sales after Fuel Cost Adjustment	6,124.7	5,666.7
Equipment Sales	759.3	857.6
Maintenance and Services	231.0	231.3
Other Sales	173.8	122.4
	7,288.8	6,878.0

2. **Operating Profit before Returns on Investments**

	2003 HK$ Million	2002 HK$ Million
Turnover	7,288.8	6,878.0
Less Expenses:		
Stores and Materials Used	(2,185.4)	(1,803.3)
Manpower Costs	(708.7)	(709.2)
Depreciation	(440.8)	(415.4)
Other Operating Items	(679.8)	(565.8)
Operating Profit before Returns on Investments	3,274.1	3,384.3

3. **Taxation**

	2003 HK$ Million	2002 HK$ Million
The amount of taxation charged to the consolidated Profit and Loss Account represents:		
Company and subsidiaries		
Current taxation – Provision for Hong Kong Profits Tax at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the year	565.7	515.5
Current taxation – Under/(Over) provision in prior years	33.1	(26.3)
Deferred taxation relating to the origination and reversal of temporary differences	40.2	34.5
Deferred taxation resulting from the increase in tax rate from 16% to 17.5%	73.2	–
	712.2	523.7

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

The Asian Wall Street Journal 12 March 2004

4. **Dividends**

	2003 *HK$ Million*	2002 *HK$ Million*
Interim Dividend – HK 12 cents paid (2002: HK 12 cents) per share	677.2	682.9
Final Dividend – Proposed HK 23 cents (2002: HK 23 cents) per share	1,298.0	1,308.9
	1,975.2	1,991.8

5. **Earnings Per Share**

The calculation of earnings per share is based on the profit attributable to shareholders of HK$3,050.9 million (2002: HK$3,047.7 million) and the weighted average of 5,655,604,405 shares in issue (2002: 5,690,976,905 shares) after adjusting for the shares repurchased (2002: the shares repurchased and bonus issue) during the year.

DIVIDENDS AND CLOSING OF REGISTER OF MEMBERS

Your Directors now recommend a final dividend of HK 23 cents per share payable to shareholders of the Company whose names are on the register of members on 23rd April 2004. **The register of members will be closed from Wednesday, 21st April 2004 to Friday, 23rd April 2004, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 20th April 2004.**

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on Wednesday, 5th May 2004. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting which is expected to be published on or about 8th April 2004.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 31st December 2003, the Group had a net borrowing position of HK$284 million (31st December 2002: a net cash position of HK$1,195 million). After taking into account of the trading securities portfolio of HK$393 million (31st December 2002: HK$428 million), total liquid funds as at 31st December 2003 amounted to HK$109 million (31st December 2002: HK$1,623 million).

During the year, the Company repurchased 47,204,000 shares on The Stock Exchange of Hong Kong Limited. The aggregate consideration including related expenses amounted to HK$451 million in cash. Furthermore, investments have been made to a number of promising city gas joint ventures in mainland China amounting to HK$1,468 million in 2003.

The operating and capital expenditure of the Group is funded by cash flow from operations, internal liquidity and bank loans. The Group has adequate sources of fund and unutilised banking facilities to meet its future capital expenditure.

Borrowing Structure

As at 31st December 2003, the Group's bank borrowings amounted to HK$2,282 million (31st December 2002: HK$1,748 million). All the Group's borrowings are unsecured and have a floating interest rate with maturity within one year on revolving credit or term loan facility.

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. The net gearing ratio (net borrowing / shareholders' funds) for the Group as at 31st December 2003 stayed healthily at around 2%.

Contingent Liabilities

As at 31st December 2003, the Group provided guarantees totalling HK$998 million (31st December 2002: HK$2,249 million) in respect of bank borrowing facilities made available to an associated company.

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong. As such, both its cash and cash equivalents and borrowings are denominated in either Hong Kong dollars or United States dollars. Borrowings for our Group's subsidiaries and joint ventures in mainland China are however predominantly in the local currency, Renminbi.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 31st December 2003, the investments in securities amounted to HK$1,254 million (31st December 2002: HK$2,080 million). During the year, the performance of the Group's investments in securities was satisfactory.

By Order of the Board
RONALD T.H. CHAN
Executive Director & Company Secretary

Hong Kong, 11th March 2004

Remark: A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Company's and the Stock Exchange's websites in due course.

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

The Asian Wall Street Journal 12 March 2004

CHAIRMAN'S STATEMENT

THE YEAR'S RESULTS

The Group's businesses developed steadily in 2003. Total gas sales volume in Hong Kong rose by 1.4 per cent over the previous year. Profit attributable to shareholders for the year was HK$3,051 million, an increase of HK$3 million as compared with 2002. As there were share repurchases during 2003, earnings per share increased from HK 53.6 cents for 2002 to HK 53.9 cents for 2003.

During the year under review, the Group further invested HK$677 million in pipelines and facilities. As at the end of 2003, the number of customers reached 1,520,166, an increase of 49,428 over 2002.

BUSINESS DEVELOPMENT IN CHINA

The Group continues to expand its foothold on the mainland and invest in natural gas projects as a long-term strategic priority for its core business development.

China's entry into the World Trade Organization is boosting prosperity of the national economy leading to an increasing need for energy, in particular a surge in the demand for clean fuel. As the laying of natural gas trunklines is in progress, a national policy to improve the energy mix has been gradually implemented in cities nationwide. By encouraging the construction of natural gas infrastructure, the government strives to promote the use of natural gas to replace polluting fuels such as coal and heavy oil to enhance urban air quality. This national policy favours expansion of the Group's core business on the mainland.

Since the fourth quarter of 2003, the West-to-East gas pipeline has gradually started supplying natural gas to East China and this will soon extend to the Group's city piped-gas projects in Jiangsu, Anhui, etc., helping to drive rapid growth in commercial, industrial and residential gas consumption. Other areas will also be supplied with natural gas from 2005 onwards.

In 2003, the Group particularly focused on developing its mainland business within the economically prosperous regions of Guangdong, East China, Shandong and Central China where natural gas supply is imminent and achieved good progress. The Group has thus far concluded 24 city piped-gas joint venture projects on the mainland, including those in large-scale cities such as Shenzhen, Nanjing, Wuhan and Jinan.

The Group's mainland joint ventures have been operating well and are gaining a reputation for safe operation and provision of quality services which is enhancing the Group's standing with municipal governments and local citizens and creating substantial positive media publicity.

In line with the Group's development strategy, our investment holding company, Hong Kong & China Gas Investment Limited, established in Shenzhen, Guangdong Province in early 2002, manages the Group's mainland businesses and is playing an important role in ensuring the effective development of our joint ventures.

Following the arrival of natural gas in various mainland regions, the Group will continue to negotiate with more cities for prime piped-gas joint ventures taking into consideration of the economic development of the cities.

IMPACT OF SARS OUTBREAK ON TOWNGAS' BUSINESS

The spread of Severe Acute Respiratory Syndrome (SARS) in Hong Kong, starting in mid-March 2003 and lasting for over three months, had a devastating impact on different business sectors due to the drastic fall in the number of inbound visitors and fragile local consumer sentiment. Although there was a rise in residential gas sales, the impact of the SARS outbreak on the restaurant and hotel sector led to a fall in commercial and industrial gas sales. As a result, overall gas sales volume for the year was lower than expected.

To bring relief to the restaurant and hotel sector in Hong Kong, the Group allowed this sector to apply for an extension of the credit payment period for two months for the period from May through July 2003. The response to this was favourable with about 3,000 customers benefiting from this measure, involving a combined bill amount totalling about HK$200 million. In partnership with the Hong Kong Catering Industry Association, the Group also sponsored HK$2 million for a four-month programme to promote hygiene in restaurants so as to revive consumer confidence in dining out.

Business for the restaurant and hotel sector has since improved following the containment of the SARS outbreak and removal of Hong Kong from the list of infected areas by the World Health Organization in late June 2003. During the second half of 2003, revival was further boosted due to the positive impact on Hong Kong's economy following the signing of the Closer Economic Partnership Arrangement between the mainland and Hong Kong and the implementation of a new mainland policy which allows residents from Guangdong, Beijing and Shanghai to visit Hong Kong in an individual capacity.

PIPELAYING PROJECTS

Paralleling Hong Kong's development, several substantial pipelaying projects are at the planning stage or are currently underway. Construction of a 3,500 kPa 750 mm-diameter transmission pipeline in the eastern New Territories is progressing smoothly.

Pipelaying work for the extension of gas supply to an international theme park at Penny's Bay on Lantau Island commenced in March 2002 and is scheduled for completion in April 2004. Gas sales in Hong Kong are expected to increase once this theme park opens.

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

INTERNATIONAL AND LOCAL RECOGNITION

The Group gives high priority to quality management, customer services and enhancement of shareholder value, all of which have consistently won us public recognition, both abroad and locally. In 2003, the Group continued to be rated as one of Hong Kong's top ten leading companies in the Far Eastern Economic Review's survey of Asian businesses. The Group was also rated as one of the top ten companies in Yazhou Zhoukan's 2003 Chinese Business 500 listing and retained fifth ranking for Hong Kong.

The Group has always promoted an innovative culture and provided our customers with creative products and services. In 2003, Towngas Avenue won the Innovation Grand Award in the 2003 Hong Kong Awards for Services organized by the Hong Kong General Chamber of Commerce. The Group also won the Gold Award for "Most Effective Use of Corporate Identity, Product Design and Packaging" in the Asian Brand Marketing Effectiveness Awards organized by MEDIA magazine in 2003.

PROPERTY DEVELOPMENTS

The Group has a 15 per cent interest in the Airport Railway Hong Kong Station project. Phase One office tower and shopping mall have been leased out. Phase Two comprises the 88-storey Two International Finance Centre office tower, which was completed in the second quarter of 2003; fourteen floors have been sold to the Hong Kong Monetary Authority for HK$3,699 million and the leasing of the remaining floors is progressing well. Phase Two shopping mall was launched commercially in October 2003. IFC Mall has attracted a variety of international brand names and is the largest shopping and entertainment hub in Hong Kong's downtown, Central District. The project's six-star hotel tower and service apartment tower, both to be managed by Four Seasons Hotels and Resorts, are scheduled for completion by the end of 2004.

The Group has a 50 per cent interest in the Sai Wan Ho Ferry Concourse Development project. Construction of the superstructure, now in progress, is expected to be completed in 2005. Residential buildings with a total gross floor area of approximately 1.4 million square feet are being developed.

The Ma Tau Kok South Plant site is being developed into five residential apartment buildings, providing approximately 2,000 units, with a residential floor area of approximately 980,000 square feet and a total floor area exceeding 1.1 million square feet. Foundation work has already been completed; construction of the superstructure is now in progress. The project is due for completion in 2006.

EMPLOYEES AND PRODUCTIVITY

The number of employees engaged in the town gas business was 1,986 as at the end of 2003; the number of customers increased by about 49,000 compared with 2002. Overall productivity rose by 3.5 per cent. Total remuneration for employees involved directly in the town gas business amounted to HK$654 million for 2003 compared to HK$656 million for 2002. The Group offers our employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of customer services.

On behalf of the Board of Directors, I would like to thank all our employees for their dedication and hard work in creating value for shareholders and customers.

DIVIDEND

The Directors are pleased to recommend a final dividend of HK 23 cents per share payable to shareholders whose names are on the Register of Members as of 23rd April 2004. Including the interim dividend of HK 12 cents per share paid on 20th October 2003, the total dividend payout for the whole year shall be HK 35 cents per share.

Barring unforeseen circumstances, the forecast dividends per share for 2004 shall not be less than that for 2003.

FUTURE OUTLOOK

Hong Kong's economy has been relatively sluggish in recent years. To ease financial burden on our customers, the Group has kept its gas tariff and monthly maintenance charge at 1998 levels throughout this period. The Group's success in cost control and productivity enhancement has helped alleviate the impact of this price freeze on business results. The Group will continue to expand and diversify into new markets to enhance business growth. The gradual improvement of Hong Kong's economy and a revival of local consumer sentiment are expected to benefit the Group's business development.

The Company expects an increase of about 3 per cent in gas sales volume and an addition of about 48,000 new customers in 2004. The Board of Directors looks forward to yet another year of steady growth in 2004.

LEE SHAU KEE
Chairman

Hong Kong, 11th March 2004

Towngas

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

PRELIMINARY ANNOUNCEMENT OF 2003 ANNUAL RESULTS

The Directors have pleasure in presenting a summary of audited results of the Group for the year ended 31st December 2003 with comparative figures for the previous corresponding year as follows:

	Note	2003 HK$ Million	As restated 2002 HK$ Million
Turnover	1	**7,288.8**	6,878.0
Operating Profit before Returns on Investments	2	**3,274.1**	3,384.3
Investment Income		**148.9**	79.2
Interest Income		**74.5**	123.5
Interest Expense		**(5.5)**	(4.8)
Share of Profits less Losses of Associated Companies		**300.3**	(1.2)
Share of Profits less Losses of Jointly Controlled Entities		**7.4**	-
Profit before Taxation		**3,799.7**	3,581.0
Taxation	3	**(735.2)**	(523.7)*
Profit after Taxation		**3,064.5**	3,057.3*
Minority Interests		**(13.6)**	(9.6)*
Profit Attributable to Shareholders		**3,050.9**	3,047.7*
Dividends	4	**1,975.2**	1,991.8
Earnings per Share, HK cents	5	**53.9**	53.6*
Town Gas Sold in Hong Kong, million MJ		**27,001.9**	26,640.8
Number of Customers in Hong Kong as at 31st December		**1,520,166**	1,470,738

* *Adjusted for the revised SSAP12 "Income Taxes"*

The Hong Kong and China Gas Company Limited

Notes:

1. Turnover

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong which accounts for more than 90 per cent of the Group's turnover and trading results. Accordingly, no segmental analysis is presented. Turnover comprises the following:

	2003 HK$ Million	2002 HK$ Million
Gas Sales before Fuel Cost Adjustment	**5,940.0**	5,792.9
Fuel Cost Adjustment	**184.7**	(126.2)
Gas Sales after Fuel Cost Adjustment	**6,124.7**	5,666.7
Equipment Sales	**759.3**	857.6
Maintenance and Services	**231.0**	231.3
Other Sales	**173.8**	122.4
	7,288.8	6,878.0

2. Operating Profit before Returns on Investments

	2003 HK$ Million	2002 HK$ Million
Turnover	**7,288.8**	6,878.0
Less Expenses:		
Stores and Materials Used	**(2,185.4)**	(1,803.3)
Manpower Costs	**(708.7)**	(709.2)
Depreciation	**(440.8)**	(415.4)
Other Operating Items	**(679.8)**	(565.8)
Operating Profit before Returns on Investments	**3,274.1**	3,384.3

3. Taxation

	2003 HK$ Million	2002 HK$ Million
The amount of taxation charged to the consolidated Profit and Loss Account represents:		
Company and subsidiaries		
Current taxation - Provision for Hong Kong Profits Tax at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the year	565.7	515.5
Current taxation - Under/ (Over) provision in prior years	33.1	(26.3)
Deferred taxation relating to the origination and reversal of temporary differences	40.2	34.5
Deferred taxation resulting from the increase in tax rate from 16% to 17.5%	73.2	-
	712.2	523.7
Share of taxation attributable to:		
Associated companies	15.7	-
Jointly controlled entities	7.3	-
	735.2	523.7

4. Dividends

	2003 HK$ Million	2002 HK$ Million
Interim Dividend — HK 12 cents paid (2002: HK 12 cents) per share	677.2	682.9
Final Dividend — Proposed HK 23 cents (2002: HK 23 cents) per share	1,298.0	1,308.9
	1,975.2	1,991.8

5. Earnings Per Share

The calculation of earnings per share is based on the profit attributable to shareholders of HK$3,050.9 million (2002: HK$3,047.7 million) and the weighted average of 5,655,604,405 shares in issue (2002: 5,690,976,905 shares) after adjusting for the shares repurchased (2002: the shares repurchased and bonus issue) during the year.

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

DIVIDENDS AND CLOSING OF REGISTER OF MEMBERS

Your Directors now recommend a final dividend of HK 23 cents per share payable to shareholders of the Company whose names are on the register of members on 23rd April 2004. **The register of members will be closed from Wednesday, 21st April 2004 to Friday, 23rd April 2004, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 20th April 2004.**

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on Wednesday, 5th May 2004. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting which is expected to be published on or about 8th April 2004.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 31st December 2003, the Group had a net borrowing position of HK$284 million (31st December 2002: a net cash position of HK$1,195 million). After taking into account of the trading securities portfolio of HK$393 million (31st December 2002: HK$428 million), total liquid funds as at 31st December 2003 amounted to HK$109 million (31st December 2002: HK$1,623 million).

During the year, the Company repurchased 47,204,000 shares on The Stock Exchange of Hong Kong Limited. The aggregate consideration including related expenses amounted to HK$451 million in cash. Furthermore, investments have been made to a number of promising city gas joint ventures in mainland China amounting to HK$1,468 million in 2003.

The operating and capital expenditure of the Group is funded by cash flow from operations, internal liquidity and bank loans. The Group has adequate sources of fund and unutilised banking facilities to meet its future capital expenditure.

Borrowing Structure

As at 31st December 2003, the Group's bank borrowings amounted to HK$2,282 million (31st December 2002: HK$1,748 million). All the Group's borrowings are unsecured and have a floating interest rate with maturity within one year on revolving credit or term loan facility.

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. The net gearing ratio (net borrowing/ shareholders' funds) for the Group as at 31st December 2003 stayed healthily

Contingent Liabilities

As at 31st December 2003, the Group provided guarantees totalling HK$998 million (31st December 2002: HK$2,249 million) in respect of bank borrowing facilities made available to an associated company.

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong. As such, both its cash and cash equivalents and borrowings are denominated in either Hong Kong dollars or United States dollars. Borrowings for our Group's subsidiaries and joint ventures in mainland China are however predominantly in the local currency, Renminbi.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 31st December 2003, the investments in securities amounted to HK$1,254 million (31st December 2002: HK$2,080 million). During the year, the performance of the Group's investments in securities was satisfactory.

By Order of the Board
Ronald T.H. Chan
Executive Director & Company Secretary

Hong Kong, 11th March 2004

Remark: A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Company's and the Stock Exchange's websites in due course.